Exhibit 99.1

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars - Unaudited)

	March 31, 2008	December 31, 2007
ASSETS
Current:
Cash and cash equivalents	$13,882,267	$23,101,135
Receivables and prepaid expenses	287,168	340,674
Project loan interest receivable (Note 2 (d))	3,010,753	2,357,753
Current project loan receivable (Note 2 (d))	6,860,000	6,860,000

Total current assets	24,040,188	32,659,562
Project loan receivable (Note 2 (d))	24,990,000	24,990,000
Mineral properties and deferred exploration costs (Note 2)	11,576,062	8,337,881
Investment in Minera Santa Cruz (Note 2 (d))	64,708,257	64,726,565
Equipment, net	31,732	40,931

Total assets	$125,346,239	$130,754,939

LIABILITIES
Current:
Accounts payable and accruals	$3,054,747	$2,886,550
Bank loan interest payable	8,915	—
Project loan interest payable (Note 2 (d))	3,010,753	2,357,753
Current project loan payable (Note 2 (d))	6,860,000	6,860,000
Bank loan (Note 3)	6,577,745	—
Related party payable	—	16,905,000

Total current liabilities	19,512,160	29,009,303
Bank loan (Note 3)	8,459,029	14,591,830
Project loan payable (Note 2 (d))	24,990,000	24,990,000
Asset retirement obligation	90,000	90,000

Total liabilities	53,051,189	68,681,133

Commitments and contingencies (Notes 1, 2 and 5)
SHAREHOLDERS’ EQUITY
Share capital (Note 4):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued March 31, 2008—189,334,935 shares Issued December 31, 2007—180,974,912 shares	100,492,275	88,512,349
Contributed surplus – (Notes 3 and 4 (b))	16,039,350	16,007,350
Accumulated deficit	(44,236,575)	(42,445,893)

Total shareholders’ equity	72,295,050	62,073,806

Total liabilities and shareholders’ equity	$125,346,239	$130,754,939

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars - Unaudited)

	Three Months Ended
	March 31, 2008	March 31, 2007
Consulting fees (Note 4 (c))	$193,220	$77,047
Depreciation	1,580	2,181
Insurance	42,210	36,334
Legal, audit and accounting fees	283,483	272,160
Office overhead and administration fees	90,135	124,769
Telephone	4,818	7,508
Transfer agent	4,315	11,749
Travel	23,473	57,967
Wages and benefits	219,790	108,487

Expenses before under-noted	863,024	698,202
Foreign exchange (gain) loss	252,779	(43,284)
Interest income	(126,253)	(45,331)
Interest expense	718,471	—
Loss on equity investment (Note 2 (d))	58,625	393,259
Project loan interest expense	653,000	410,296
Project loan interest income	(653,000)	(410,296)
Write-off of mineral properties and deferred exploration costs	1,678	6,808

Net loss for the period	1,768,324	1,009,654
Accumulated deficit, beginning of the period	42,445,892	33,883,266
Share issue costs	22,359	—
Incentive warrant payment (Note 4 (b))	—	293,379

Accumulated deficit, end of the period	$44,236,575	$35,186,299

Basic and diluted loss per common share	$0.01	$0.01

Weighted average shares outstanding	187,057,496	158,250,367

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars - Unaudited)

	Three Months Ended
	March 31, 2008	March 31, 2007
Assays and analytical	$4,770	$14,884
Construction and trenching	10,178	70,723
Consulting fees	62,157	35,305
Depreciation	7,619	6,577
Drilling	2,079,008	838,614
Equipment rental	211,351	197,869
Geology	226,883	252,501
Geophysics	9,377	—
Insurance	1,952	—
Legal	51,433	42,868
Maintenance	4,328	4,020
Materials and supplies	284,648	89,015
Project overhead	102,706	44,406
Property and mineral rights	19,982	7,382
Telephone	7,583	8,584
Travel	131,777	107,364
Wages and benefits	24,108	18,067

Costs incurred during the period	3,239,860	1,738,179
Deferred costs, beginning of the period	8,337,881	5,605,148
Deferred costs written off	(1,679)	(6,808)

Deferred costs, end of the period	$11,576,062	$7,336,519

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended
	March 31, 2008	March 31, 2007
Operating Activities:
Net loss for the period	$(1,768,324)	$(1,009,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-off of deferred exploration costs	1,679	6,808
Interest expense, accretion of debt discount	444,944	—
Loss on equity investment	58,625	393,259
Depreciation	1,580	2,181
Stock option compensation (Note 4)	32,000	—
Project loan interest expense	653,000	410,296
Project loan interest income	(653,000)	(410,296)
Change in:
Receivables and prepaid expenses	53,506	42,085
Accounts payable and accruals	(865,041)	523,459

Cash used in operating activities	(2,041,031)	(41,862)

Investing Activities:
Mineral properties and deferred exploration	(2,223,733)	(1,019,878)
Investment in Minera Santa Cruz	(16,945,317)	(6,264,787)

Cash used in investing activities	(19,169,050)	(7,284,665)

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended
	March 31, 2008	March 31, 2007
Financing Activities:
Shares and subscriptions issued for cash, less issue costs	11,982,298	3,737,198
Bank loan proceeds received	—	7,500,000
Bank loan interest payable	8,915	36,650
Project loan receivable	—	(16,660,000)
Project loan payable	—	16,660,000

Cash provided by financing activities	11,991,213	11,273,848

Increase (decrease) in cash and cash equivalents	(9,218,868)	3,947,321
Cash and cash equivalents, beginning of period	23,101,135	2,244,621

Cash and cash equivalents, end of period	$13,882,267	$6,191,942

Supplemental disclosure cash flow information:
Capitalized interest paid	$—	$—

Non-cash investing and financing activities and other information:
Stock option compensation (Note 4)	$32,000	$—

Capitalized accreted interest expense (Note 3)	$—	$50,740

Depreciation capitalized to mineral properties	$7,619	$6,577

Asset retirement obligation	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

1.	ACCOUNTING POLICIES, FINANCIAL CONDITION AND LIQUIDITY

The accompanying consolidated financial statements of Minera Andes Inc. for the three-month periods ended March 31, 2008 and 2007 have been prepared in accordance with accounting principles generally accepted in Canada. Also, they are unaudited and have not been reviewed by the Company’s auditors but, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary for a fair presentation. Interim results are not necessarily indicative of results which may be achieved in the future. The December 31, 2007 financial information has been derived from our audited consolidated financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007 on file with SEDAR at www.sedar.com and included in our annual report on Form 40-F (“the 2007 40-F”) for the year ended December 31, 2007 on file with the Securities and Exchange Commission at www.sec.gov. The accounting policies set forth in the audited annual consolidated financial statements are the same as the accounting policies utilized in the preparation of these consolidated financial statements, except as modified for appropriate interim presentation.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete their development, and future profitable production or disposition thereof. The accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada applicable to a going concern. The use of such principles may not be appropriate because, as of March 31, 2008, there was substantial doubt that we would be able to continue as a going concern.

For the three months ended March 31, 2008, we had an accumulated deficit of approximately $44.2 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties, requires significant expenditures prior to the commencement of production resulting in the accumulated deficit. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future and are actively pursuing such additional sources of financing.

Although there is no assurance that we will be successful in these actions, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

Capital Disclosures

On January 1, 2008, the Company applied the new section of 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. This new section, effective for years beginning on or after October 1, 2007, establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital. The new standard only addresses disclosure and is disclosed in Note 9.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

Financial Instruments

On January 1, 2008, the Company applied the recommendations of new Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. These new sections, effective for the years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”. Section 3862 on financial instrument disclosures, requires the disclosure of information about a) the significance of financial instruments for the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. The impact of adopting these sections is included in Note 10.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and is not expected to have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting principles with IFRS. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

2.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At March 31, 2008, we, through our subsidiaries and investment, hold interests in a total of approximately 304,221 acres (123,133 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 5. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

2008 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of period	$6,375,944	$1,951,937	$10,000	$—	$8,337,881
Assays and analytical	4,770	—	—	—	4,770
Construction and trenching	10,178	—	—	—	10,178
Consulting fees	—	3,438	226	58,493	62,157
Depreciation	—	—	—	7,619	7,619
Drilling	2,079,008	—	—	—	2,079,008
Equipment Rental	151,703	59,648	—	—	211,351
Geology	216,665	5,155	—	5,063	226,883
Geophysics	—	9,377	—	—	9,377
Insurance	—	—	—	1,952	1,952
Legal	—	—	—	51,433	51,433
Maintenance	2,505	123	—	1,700	4,328
Materials and supplies	270,894	3,948	—	9,806	284,648
Project overhead	23,882	462	3	78,359	102,706
Property and mineral rights	8,514	11,468	—	—	19,982
Telephone	1,700	2,709	—	3,174	7,583
Travel	120,852	4,033	—	6,892	131,777
Wages and benefits	5,702	1,855	—	16,551	24,108
Overhead allocation	230,125	10,917	—	(241,042)	—
Write-off of deferred costs	—	(1,450)	(229)	—	(1,679)
Balance, end of period	$9,502,442	$2,063,620	$10,000	$—	$11,576,062

a.	San Juan Project

The San Juan Province project comprises four properties (2007 – seven properties) totaling 48,547 ha (2007 – 35,856 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Expenditures in 2008 and 2007 were primarily for an on-going exploration program at the Los Azules project. Land holding costs for 2008 are estimated at $6,600.

Expenditures in 2008, as in 2007, were primarily for an exploration program at the Los Azules project. In November 2007, Minera Andes signed a definitive Option Agreement over the Los Azules porphyry copper project with Xstrata Copper (“Xstrata”). Xstrata and Minera Andes own separate, adjoining properties that straddle a large copper porphyry system. The letter of intent consolidates these properties and gives us a right to earn a 100% interest in Xstrata’s property by spending at least $1.0 million on the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment (to National Instrument (“NI”) 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property.

b.	Chubut Projects

We hold 1 (2007 – 1) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2007 – 1,480 ha). Expenditures in 2008 and 2007 relate primarily to land maintenance costs. As at March 31, 2008 and December 31, 2007, based on managements assessment of the future recoverability of certain mineral properties and deferred exploration costs, $229 and $250,997 were written off, respectively.

c.	Santa Cruz Projects

We currently control 15 (2007 – 15) cateos and 29 (2007 – 23) manifestations of discovery totaling 73,195 ha (2007 – 88,295 ha) in the Santa Cruz province. Land holding costs for 2008 are estimated at $3,600. We have been actively exploring in the region since 1997. Land holding costs for 2008 are estimated at $3,600. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2007 and 2008 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at March 31, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,450 (2007 – $1,127,287) were written-off.

d.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

March 31, 2008
Investment in MSC, beginning of period	$64,726,565
Plus:
Advances during the period	40,317
Loss from equity investment	(58,625)

Investment in MSC, end of period	$64,708,257

Subsequent to December 31, 2007, the San José Project has begun production. During the fiscal year 2007, the expenses related to the construction of the operations, interest expense on the debt, and other legal and consulting expenses had been capitalized as the plant had not been placed in mine operations. In 2008, expenses related to the operations of the plant and the interest expense will be expensed as incurred.

The San José project area covers 50,491 ha, comprising 46 contiguous Mining Claims (8 “Minas” or approved mining claims; and 38 “Manifestations” or claims that are in the application process for mining claim status) and one exploration claim (cateo) located in the western half of the province of Santa Cruz. All of the cateos are controlled 100% by MSC a holding and operating company set up under the terms of an agreement with Hochschild (formerly Mauricio Hochschild & Cia. Ltda. (“MHC”) through October

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

2006). The project is held by Minera Santa Cruz S.A. (“MSC”), an Argentine corporation co-owned by Minera Andes (49%) and project operator Hochschild Mining plc (“Hochschild”) (51%). Our obligation will be 49% of the exploration costs related to the San José project to maintain our interest in MSC. Any production from these lands may be subject to a provincial royalty.

During 2006, the project loan previously announced on July 25, 2005 with Standard Bank Plc. and Bayerische Hypo-und Vereinsbank AG to fund the San José project was terminated and a new facility was structured with Macquarie Bank Limited (“Macquarie”) in February 2006. Minera Andes agreed to pay break fees of $572,000 of which $200,000 had been paid and the balance accrued as at March 31, 2007.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006. This letter of intent was subject to a successful public offering by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced as soon as reasonably practical, with a permanent financing of $61 million or such higher amount as agreed to by Minera Andes and Hochschild. The original amount of the financing was $55 million and, subsequent to March 31, 2007, was increased to $61 million. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production.

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild lends 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Although agreed in principle by both parties, the final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years. Repayment of the loan payable is contingent on the operating cash flows of MSC.

As at December 31, 2006, the $20 million bridge loan had been lent to MSC. The Company’s 49% share of the $20 million bridge loan was $9.8 million. Therefore, the Company has recorded the note payable to Hochschild along with a note receivable from MSC for the same amount.

As at March 31, 2007, the $20 million bridge loan plus $34 million in advances on the permanent financing, a total of $54 million, had been lent to the project. The Company’s 49% share of the project loan was $26.5 million. Therefore, the Company has recorded the note payable to Hochschild along with a note receivable from MSC for the same amount.

As at March 31, 2008, the $20 million bridge loan plus $45 million in advances on the permanent financing, a total of $65 million, had been lent on the project. The Company’s 49% share of the project was $31.8 million.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

The future minimum payments for the next three years ending March 31, 2008 are:

2008	$6,860,000
2009	17,150,000
2010	7,840,000

$31,850,000

3.	BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie. All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project.

The commercial terms of the first two tranches of the loan include a facility fee of 1.5% of the principal amount of each tranche at the time of the advance and interest of LIBOR plus 2% per year, or totaling approximately 7.4% per year. In addition, as further explained below, we issued share purchase warrants for each tranche. The warrants exercise price was calculated at a 20% premium to the volume weighted average of our common stock determined from the ten business days prior to acceptance of the loan facility. Each warrant was exercisable for two years. The loan is collateralized by our interest in MASA, our 49% interest in MSC, and personal property.

We received $1,000,000 of the first tranche in December 2004 and the remaining $1,000,000 of the first tranche in February 2005. In connection with the first tranche, we issued share purchase warrants to acquire 2,738,700 of our common stock at an exercise price of Cdn $0.91 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 62% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $346,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The debt discount is being accreted to interest expense over the term of the debt using the effective interest rate method. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005.

In July 2005, we received the second tranche of $2,000,000. For the second tranche, we issued share purchase warrants to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.99%; expected volatility of 55.8% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $263,800 was initially recorded as a debt discount with a corresponding entry to contributed surplus. Total debt discount for both tranches was $610,000.

In March 2006, Macquarie exercised its warrants from the second tranche to acquire 3,987,742 of our Common Shares at an exercise price of Cdn $0.62 per share for proceeds of Cdn$2,472,400 ($ 2,060,333). We used part of the proceeds to repay principal and interest outstanding in the amount of $2,000,000 and $18,926, respectively, related to the second tranche.

In December 2006, Macquarie exercised its warrants from the first tranche to acquire 2,738,700 of our Common Shares at an exercise price of Cdn $0.91 per share for proceeds of Cdn$2,492,217 ($ 2,171,299). We used part of the proceeds to repay the principal balance of the loan and interest outstanding in the amounts of $2,000,000 and $9,021, respectively, related to the first tranche.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

In March 2007, we received a third tranche of $7,500,000 from Macquarie of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of this debt include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The warrants and the underlying common shares will have a four month hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

In October 2007, we received a fourth tranche of $10,000,000 from Macquarie bank of which $8,526,000 was for the development of the San José project and $1,474,000 was for general purposes. The commercial terms of the fourth tranche include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% p.a. and mature on September 30, 2009. In addition, Minera Andes provided share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to October 22, 2007. Each warrant is to be exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares will have a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

The bank loan and debt discount are summarized as follows:

Current portion:

	Face Amount	Discount	Carrying Value
Issuance of Bank loan, third tranche	$7,500,000	$1,731,100	$5,768,900
Accretion of debt discount	—	(808,845)	808,845
Repayment of bank loan	—	—	—

Bank loan at March 31, 2008	$7,500,000	$922,255	$6,577,745

Long-term portion:
Issuance of Bank loan, fourth tranche	$10,000,000	$1,925,000	$8,074,800
Accretion of debt discount	—	(384,229)	384,229
Repayment of bank loan	—	—	—

Bank loan at March 31, 2008	$10,000,000	$1,540,971	$8,459,029

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

As at March 31, 2008, interest expense incurred during the first quarter of $273,527 related to the third and fourth tranche (March 31, 2007 - $36,650 relating to the first and second tranche), and accreted interest expense related to the debt discount of $444,944 were expensed (March 31, 2007 – $233,773 relating to the first and second tranche) were capitalized to the Investment in MSC (Note 2 (b)) using the effective interest rate method. The operations of MSC started production in 2007 and all current interest expense is expensed (Note 4(d)).

4.	SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Changes to Share Capital

	Number of Shares	Amount
Balance, January 1, 2008	180,974,912	$88,512,349
Issued for cash on private placements	8,205,023	11,829,204
Issued for cash on exercise of stock options	145,000	143,912
Issued for cash on exercise of warrants	10,000	6,810

Balance, March 31, 2008	189,334,935	$100,492,275

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the warrants, using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 62.36% and an expected life of 18 months. The fair value calculated to be $293,379 was recorded as a capital transaction with a corresponding entry to contributed surplus as an incentive warrant payment.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

c.	Stock Options

At March 31, 2008, 1,098,643 options were available for grant under the Company’s stock option plan.

A summary of the status of the Company’s stock option plan as of March 31, 2008 is:

	Options	Weighted Average Exercise Price (Cdn)
Outstanding at January 1, 2008	10,215,000	$1.13
Granted	100,000	$1.35
Exercised	(145,000)	$1.00

Outstanding at March 31, 2008	10,170,000	$1.12

Exercisable at March 31, 2008	9,882,500	$1.12

At March 31, 2008 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

Number of Shares	Exercise Price		Expiry Date
990,000	Cdn$	0.59	December 5, 2008
1,025,000	Cdn$	0.55	September 10, 2009
1,585,000	Cdn$	0.60	December 28, 2010
20,000	Cdn$	0.61	December 14, 2009
100,000	Cdn$	1.35	February 14, 2013
5,760,000	Cdn$	1.51	December 27, 2011
250,000	Cdn$	1.73	September 4, 2012
440,000	Cdn$	0.31	March 21, 2013

10,170,000

100,000 stock options were granted during the three-month period ended March 31, 2008, of which 25,000 options will vest every six months from the February 14, 2008 grant date to February 14, 2010. In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $32,000 and $Nil to wages and benefits during the three months ended March 31, 2008 and 2007, respectively.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

d.	Warrants

	Warrants	Weighted Average Exercise Price (Cdn)
Outstanding and exercisable, January 1, 2008	18,298,094	$1.91
Issued	4,102,511	$2.00
Exercised	(10,000)	$0.70

Outstanding and exercisable, March 31, 2008	22,390,605	$1.93

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$2.41 with a weighted average contractual life of 1.48 years at March 31, 2008.

5.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.	We rent office space in Spokane, Washington for $2,150 per month with an option to renew for $2,150 per month through June 2009.

c.	We rent office space in Vancouver, British Columbia, Canada for Cdn$900 (US$876) per month, without a commitment.

d.	We rent office space in Argentina for $1,089 per month with a commitment through August 2008.

e.	We rent storage space in Argentina for $2,700 per month consisting of one $1,500 per month commitment through June 2010 and another $1,200 per month commitment through December 2009.

f.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

g.	On November 8, 2007, we entered into an agreement with a consultant that requires the payment of $30,000 per month for the term of the agreement. The term is unspecified and can be cancelled at any time after February 2008.

h.	We are obligated to fund our 49% of the costs at San Jose that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2007. The Company paid this amount in January 2008. Since December 31, 2007 and as of March 31, 2008, we do not expect to have further cash calls as the Company is now operating and plant expansion costs are to be paid from cash flow of the operation.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

6.	RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2008 we incurred legal fees to a director totaling $38,349 (three-month period ended March 31, 2007 – $14,189). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current period’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

8.	CONTRIBUTED SURPLUS

Contributed surplus transactions for the respective three months ended are as follows:

	2008	2007
Balance, beginning of year	$16,007,350	$8,440,457
Stock-based compensation	32,000	—
Debt discount - Tranche 3	—	1,731,100
Early incentive exercise of warrants	—	293,379

Balance as of March 31,	$16,039,350	$10,464,936

During 2007, the Company adopted prospectively, the fair value method of accounting for private placement and broker’s warrants. Under this method, the Company charged $7,537,750 in 2007 of private warrant expense to share capital with an offset credit to contributed surplus.

9.	CAPITAL DISCLOSURES

The Company considers its capital structure to consist of share capital and contributed surplus. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage with the exception of the Minera Santa Cruz property, which is in production; as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company is reasonable.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

10.	FINANCIAL INSTRUMENTS

As at March 31, 2008, the Company’s financial instruments consist of cash, accounts receivable, prepaid expenses, interest and loan project receivables, accounts payable and accrued liabilities, and interest and project loan payable. The fair value of the cash and cash equivalents, accounts receivable, prepaid expenses, current portion of the interest and loan project receivables, accounts payable, accrued expenses, and the current portion of the interest and loan project payable approximate their fair values due to the short term nature of the items. The fair value of the long term debt to third parties approximates the amortized cost as the interest rates reflect the estimated market rates at March 3l, 2008.

The risk exposure is summarized as follows:

a.	Credit risk

The Company’ credit risk is primarily attributable to cash and accounts receivable. The Company has no significant credit risk arising from operations. The Company manages its credit risk by maintaining bank accounts with high credit quality financial institution from which management believes that the risk of loss to be remote. Accounts receivable consists of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to accounts receivable is remote.

b.	Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company maintains sufficient cash in order to meet short term business requirements. The Company’s ability to settle long term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from joint ventures.

c.	Market risk

Interest rate risk - The Company’s cash is held in bank accounts that earn a variable interest rate. Because of the short term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value at March 31, 2008.

Foreign currency risk – The operating results and financial position of the Company are reported in US dollars. As the Company operates in the international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency and translation risk.

The Company’s exploration, development, and operating costs are in Argentina and are denominated in Argentinean pesos or US dollars. The fluctuation of the Canadian dollar and the Argentinean pesos in relation to the US dollar will consequently impact the profitability of the Company and also affect the value of the Company’s assets and the amount of shareholder equity.

	March 31, 2008	December 31, 2007
ARG pesos to US dollar	3.13	3.11
Cdn dollar to US dollar	1.03	.99

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes that the foreign exchange risk derived from the currency conversions for the Argentinean operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, US dollar accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Commodity price risk – The value of the Company’s mineral resources depends on the price of gold silver, and copper and the outlook for these minerals. As at March 31, 2008, the market prices were US$934/oz for gold, US$18/oz for silver, and US$3.84/oz for copper. Gold and silver, as well as copper prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes., royalty, allowable production, imports, exports, and supply and demand, industrial and retail demand, forwards sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activity and certain other factors related specifically to gold, silver, and copper.

The profitability of the Company is highly correlated to the market price of gold, silver, and copper. If metal prices decline for a prolonged period of time below the Company’s cost of production, it may not be feasible to continue production.

Sensitivity analysis:

i)	Interest rate risk - As of March 31, 2008, management estimates that if interest rates had changed by 1%, assuming all other variables remained constant, the impact to the net loss would have been minimal. The average cash in bank earning interest was approximately equal to the outstanding debt subject to the variable interest rates.

ii)	Foreign currency exchange risk - The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in Canadian dollars. The net amount of Canadian dollars subject to foreign currency fluctuations at March 31, 2008 was $12,166,498. The Company also has cash, accounts payable and accrued liabilities in Argentinean pesos at March 31, 2008. These amounts are normally held in Argentinean pesos for only a short period of time, 30 days, and the foreign currency risk is minimal.